Cassidy & Associates
Attorneys at Law
1504 R Street, N.W.
Washington, D.C. 20009

Telecopy Number
(202) 745-1920

E-Mail Address
CassidyLaw@aol.com

(202) 387-5400

Practice Limited to
Federal Securities
Law Matters

March 3, 2006

HAND DELIVERED
Jay Williamson
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re: Robert James & Associates Offering Statement on Form 1-A, Amendment #!
    File No. 24-10142
    Date of Comment Letter: February 2, 2006

Dear Mr. Williamson:

  I enclose for filing seven copies, one of which has been manually signed, of Amendment No. 1 to the Offering Circular on Form 1-A of Robert James & Associates. Because of the extensive changes made to the document, I have not filed any copies marked to show changes. I have simultaneously with this filing delivered courtesy copies of this amendment to Blaise Rhodes of the Securities and Exchange Commission.

  The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated February 2, 2006 (the "Comment Letter"). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Offering Statement. A copy of the Comment Letter has been attached to the courtesy hard copies.

1. The shares issued pursuant to the exchange for the interests in the sole proprietorship were not made in reliance on Regulation A but were issued as a transaction by an issuer not involving any public offering.

  You have asked the Company to reconcile the statement on page 6 that existing shareholders paid $2,593,500 for their shares with the statement that the Company's net tangible book value is $19,007.

  The value of the shares of the existing shareholders in exchange for the Company's shares is based on the gross book value of equipment and the value of the sole proprietor's contracts with

C:\WP80600\WORK600\LTSEC030206.RJA.WPD

independent agents and initial and continuing training of those agents which were transferred to the Company in the exchange for Company shares. On the other hand, the basis of net tangible book value is based on assets less liabilities less intangible assets. Therefore, the intangible assets (including the national contracts with agents and employment contracts) were not included in the basis of the net tangible book value amounts. We have added disclosure explaining this in the Dilution and Interest Of Management and Others in Certain Transactions sections.

The offering has been amended and no longer includes warrants or units.

2. The requested disclosure has been expanded and appears in the "Interest of Management and Others in Certain Transaction" section appearing on page 16.

3. The requested financial documents have been included in the financial statements.

4. The compilation reports have been removed and no longer appear in the filing.

5. The financial documents have been amended and appear in the financial statements.

Sincerely,



Lee W. Cassidy



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 2, 2006

Mr. Robert Tonachio
Robert James & Associates, Inc.
615 River Road
Kinston, Tennessee 37763

Re: Robert James & Associates, Inc.
        Offering Statement on Form 1-A
        Filed January 26, 2006
        File No. 24-10142

Dear Mr. Tonachio:

        This is to advise you that a preliminary review of the above offering statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the offering statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

        Without limiting the generality of the foregoing, we note the following issues.

1.   Rule 251(b) limits the aggregate offering amount of a Regulation A offering statement to $5,000,000. The Rule further provides that this amount be reduced by "the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of securities in reliance on Regulation A."

        In your responses both to Item 5 and your "Dilution" discussion on page 6, you indicate that you issued shares in exchange for an interest in a predecessor entity and services rendered. As an initial matter, please advise us of the reasoning behind your excluding these sales from the calculation of the maximum offering amount. In addition, please reconcile the statement on page 6 that existing shareholders "paid" $2,593,500 for their shares with the statement that the company's net tangible book value is $19,007.

The Staff also notes that you are conducting a "units" offering whereby you are offering for sale both 800,000 units as well as the securities underlying the units. Your Offering Circular cover indicates that you intend Regulation A to apply to the "800,000 shares of common stock underlying the Class A Warrants contained in the Units." However, the exercise of these warrants will result in additional proceeds to the company not reflected in your offering calculation. Based on our calculation these exercises would cause your offering to exceed the $5,000,000 maximum offering amount imposed by Regulation A. In this respect we believe that our telephone interpretation no. 111 available at http://www.sec.gov/interps/telephone/cftelinterps_securitiesactrules.pdf is closely analogous.

With respect to the foregoing paragraphs please either, advise us how your deal falls within Regulation A, revise your deal, or re-file on an appropriate Form.

2. Your response to Item 11 "Interest of Management and Others in Certain Transactions" is inadequate. In any subsequent filing you should add disclosure that, at a minimum, addresses the value of any assets received in the transaction, the valuation of the shares given, and the basis for determining the value of the foregoing – including whether independent experts were utilized to determine the value exchanged. If management was on both sides of this transaction then this should also be disclosed along with a statement that the value was not determined in an arms' length transaction.

3. We note that you were incorporated in December 2005; however, you operated as a sole proprietor for over thirteen years. Form 1-A requires the submission, by the business and its predecessor, of a balance sheet as of the end of the most recent fiscal year and statements of income, cash flows and shareholders' equity prepared in accordance with Generally Accepted Accounting Principles (GAAP) for each of the two most recent fiscal years. Please note, although the inclusion of unaudited financial statements and related notes thereto is permissible, they must be in compliance with GAAP. Refer to the Form1-A instructions for additional information on financial statements that are required of the issuer and revise accordingly.

4. It is the SEC staff's position that compilation reports are not appropriate in any filing because the association of the accountant provides no basis for reliance. Please revise to remove the accountant's compilation report and all references thereto.

5. We noted that the forecasted financial statements for the ten month period ended October 31, 2006 have been presented among the historical financial statements.

Please note that forecasts and projections should be separate and distinct from the historical financial statements and presented in the appropriate format. Please refer to the guidance in Item 10(d) of Regulation S-B and revise accordingly.

You are advised that we will not recommend acceleration of the qualification date of the offering statement and that, should the offering statement become qualified in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. Feel free to call Jay Williamson at (202) 551-3393 with any legal questions or Blaise Rhodes at (202) 551-3774 with any accounting questions. We look forward to working with you to address these concerns.

Sincerely,

for

John D. Reynolds
Assistant Director

cc: Lee W. Cassidy
       (202) 745-1920